June 29, 2012 VIA EDGAR Filing

Vince DiStefano
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Re: Neiman Funds File Nos. 333-102844 and 811-21290

Dear Mr. DiStefano:

On March 16, 2012, Neiman Funds (the “Registrant”) filed Post-Effective Amendment No. 18 to its Registration Statement on Form N-1A (the "Amendment"). On April 27, 2012, you provided oral comments. Your comments are set forth below, and each is followed by the Registrant’s response.

1	..	Comment:	Please explain why the objective of the Fund is total return with capital preservations as a secondary objective.

		Response:	The Sub-Adviser invests primarily in underlying funds that provide income. However, the Sub-Adviser also employs a defensive tactical strategy to limit exposure to high yield securities in response to market and economic conditions, thereby limiting volatility and downside risk while enhancing total return though income and capital appreciation. The assumption of a defensive position is consistent with capital preservation.

2	..	Comment:	Does the Expense Limitation Agreement provide for recoupment by the investment adviser of waived fee and reimburse expenses?

		Response:	No, the Expense Limitation Agreement does not provide for recoupment.

3	..	Comment:	Are waived fees and reimbursed expenses reflected in the Example?

		Response:	The waivers and reimbursements are reflected in the 1 Year example.
Because the term of the Expense Limitation Agreement is for one year, the waivers and reimbursements are not reflected in the 3 Years example.

4	..	Comment:	Under “Principal Investment Strategy of the Fund” , please expand on how tactical decisions are made and what “generally positive” means.

Vince DiStefano
June 29, 2012

		Response:	The prospectus disclosure regarding tactical decisions has been expanded.
We have deleted the term “generally positive.”

5	..	Comment:	In the third paragraph under “Principal Investment Strategy of the Fund”
please provide additional disclosure regarding inverse mutual funds. Also, add disclosure regarding the risks of investing in inverse funds, especially “correlation risk”.

		Response:	Additional disclosure regarding inverse mutual funds has been added to the “Principal Investment Strategy of the Fund” section of the prospectus. In addition
Inverse Risk and Leverage Risk disclosure has been added to the summary risk section.

6	..	Comment:	Please add to the summary section the statement, “You can lose money by investing in the Fund.”

		Response:	We have added under “Risks In General” in the summary section the sentence, “You may lose money by investing in the Fund”.

7	..	Comment:	Please provide additional risk disclosure related to the maturities and duration of the fixed income securities held by the underlying funds in which the Fund invests.

		Response:	We have provided additional risk disclosure related to maturities and duration in the underlying funds in which the Fund invests to “Risks of Investing in
Mutual Funds and ETFs that own Fixed Income Securities”.

8	..	Comment:	Please add disclosure regarding the risk of investing in synthetic securities including, derivative risks and counterparty risks. Also, add additional disclosure on short selling risks. Please also define credit and liquidity risks.

		Response:	The derivatives disclosure in the summary and statutory portions of the prospectus has been revised in response to the comment.

9	..	Comment:	Please explain “multi-sector bonds” and “world bonds”.

		Response:	We have removed “multi-sector bonds” and “world bonds” from the prospectus as these are allocations and not types of bonds.

10	..	Comment:	If the Fund intends to concentrate, please add appropriate risks under non-
diversification risk.

Vince DiStefano
June 29, 2012

		Response :	The Fund does not intend to concentrate in any industry or group of industries.

11	..	Comment:	Add disclosure regarding correlation risks to the summary section of the prospectus.

		Response:	Disclosure regarding correlation risk has been added to “Mutual Fund and
ETF Risk” in the summary section of the prospectus.

12	..	Comment:	Please move the “Risks In General” section to the summary section of the prospectus.

		Response:	We have moved the section entitle “Risks In General” to the summary section of the prospectus.

13	..	Comment:	Please move the last sentence in the section entitled “Risks of Investing in
Mutual Funds and ETFs that own Fixed Income Securities” to the summary section.

		Response:	The sentence has been moved to the section entitled “Risks of Investing in
Mutual Funds and ETFs that own Fixed Income Securities” in the summary section of the prospectus.

14	..	Comment:	On page 12 of the prospectus, please add disclosure stating that the value of a fair valued security may differ from the security’s market value.

		Response:	We have added disclosure stating that the value of a fair valued security may differ from the security’s market value.

15	..	Comment:	Please clarify in the Statement of Additional Information that the Fund may invest in underlying funds that invest in options and foreign securities and that engage in short sales.

		Response:	The language has been clarified to indicate the Fund invests in the securities through its investments in funds and ETFs and not directly.

Vince DiStefano June 29, 2012 Page 4

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (614) 469-3297 should you require any further information.

Very truly yours, /s/ Michael Wible

Michael V. Wible